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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Investors Bancorp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

461833105

(Cusip Number)

John E. Freechack
Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLC
333 West Wacker Drive, Suite 2700
Chicago, Illinois 60606
(312) 984-3100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 25, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 461833105

1.	Name of Reporting Person: George R. Schonath		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK; PF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 473,302 (See Item 5)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 473,302 (See Item 5)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 476,762 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 42.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 461833105

1.	Name of Reporting Person: Schonath Family Partnership, a limited partnership		I.R.S. Identification Nos. of above persons (entities only): 39-1870998

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK; PF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Wisconsin, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 237,943 (See Item 5)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 237,943 (See Item 5)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 237,943 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.4%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 461833105

1.	Name of Reporting Person: Investors Bancorp, Inc. Employees’ 401(k) Retirement Plan		I.R.S. Identification Nos. of above persons (entities only): 39-1995936

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK; PF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 218,749 (See Item 5)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 215,289 (See Item 5)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 218,749 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.6%

14.	Type of Reporting Person (See Instructions): EP

CUSIP No. 461833105

1.	Name of Reporting Person: Thomas Evans		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK; PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 242,178 (See Item 5)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 242,178 (See Item 5)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 242,178 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 461833105

1.	Name of Reporting Person: Emily A. Schonath Irrevocable Trust, dated December 31, 1996		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK; PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Wisconsin

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 115,075 (See Item 5)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 115,075 (See Item 5)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 115,075 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.3%

14.	Type of Reporting Person (See Instructions): OO (Trust)

CUSIP No. 461833105

1.	Name of Reporting Person: Sarah E. Schonath Irrevocable Trust, dated December 31, 1996		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK; PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 115,075 (See Item 5)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 115,075 (See Item 5)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 115,075 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.3%

14.	Type of Reporting Person (See Instructions): OO (Trust)

Item 1.	Security and Issuer
This Amendment No. 6 to the Schedule 13D originally filed on November 21, 2000, as amended by Amendment Nos. 1-5, by George R. Schonath (“Mr. Schonath”), Schonath Family Partnership, a limited partnership (the “Family Partnership”), and Investors Bancorp, Inc. Employees’ 401(k) Retirement Plan (the “401(k) Plan”) relates to the shares of common stock (the “Common Stock”) of InvestorsBancorp, Inc., a Wisconsin corporation (the “Company”) and adds as filers Thomas Evans (“Mr. Evans”), the Emily A. Schonath Irrevocable Trust, dated December 31, 1996 (the “EAS Trust”), and the Sarah E. Schonath Irrevocable Trust, dated December 31, 1996 (the “SES Trust”) (collectively, the “Additional Reporting Parties”). The Additional Reporting Parties previously filed statements on Schedule 13G. Mr. Schonath, the Family Partnership, the 401(k) Plan and the Additional Reporting Parties are referred to collectively as the “Reporting Parties.”

The principal executive offices of the Company are located at W239 N1700 Busse Road, Waukesha, Wisconsin 53188.

Item 2.	Identity and Background
Item 2 is hereby amended to add the following:

(a)-(f):

Mr. Evans is a citizen of the United States, and his principal address is 132 Coy Street, Mankato, Minnesota 56001. Mr. Evans is a postal clerk with the United States Post Office.

The EAS Trust is a trust organized under the laws of the state of Wisconsin, whose principal address is 132 Coy Street, Mankato, Minnesota 56001.

The SES Trust is a trust organized under the laws of the state of Wisconsin, whose principal address is 132 Coy Street, Mankato, Minnesota 56001.

As the sole trustee of the EAS Trust and the SAS Trust, Mr. Evans has sole voting power and power of disposition over the shares of Common Stock held by the EAS Trust and the SAS Trust.

During the last five years, to the best knowledge of the Additional Reporting Parties, none of the Additional Reporting Parties has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Parties may be deemed to be a “group” within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”).

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended to add the following:

The EAS Trust and the SES Trust each paid for their shares of Common Stock with private funds and with the proceeds of a loan from U.S. Bank. Each of the EAS Trust and the SES Trust are indebted to U.S. Bank pursuant to the terms of a promissory note guaranteed by George R. Schonath and collateralized by a pledge of all of the shares of Common Stock held by the EAS Trust and the SES Trust, respectively. At March 25, 2003, the balance of each loan was $500,000.

Item 4.	Purpose of Transaction
Item 4 is hereby amended to add the following:

The Reporting Parties have formed a “group” for the purpose of taking the Company private through a cash-out merger transaction. In furtherance of the group’s effort, on March 19, 2003, Investors Subsidiary, Inc., a Wisconsin corporation (“Merger Sub”), was formed as a wholly-owned subsidiary of the Company. Merger Sub was formed for the sole purpose of merging with and into the Company, and has not conducted any activities other than those incident to its formation and its negotiation and execution of the Agreement and Plan of Merger discussed below.

Pursuant to a Subscription Agreement dated as of March 25, 2003 among Mr. Evans, not individually but as trustee of the EAS Trust and the SES Trust, and the Company, the EAS Trust and the SES Trust purchased a total of 70,422 of newly-issued shares of Common Stock at a purchase price of $14.20 per share, or aggregate consideration of $1,000,000, for the purpose of injecting an additional $1,000,000 of capital into the Company in order to satisfy the required capital condition of the Company’s participation in a private offering of $5,000,000 of subordinated debt securities through Salomon Smith Barney as placement agent. The Company intends to use the proceeds of this subordinated debt offering to effectuate the merger discussed below.

On March 25, 2003, the Company and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”), which provides, among other things and as stated in the Merger Agreement, for the merger (the “Merger”) of Merger Sub with and into the Company, with the Company continuing as the surviving corporation. In the Merger, each outstanding share of Common Stock of the Company (other than shares held by the Reporting Parties and their affiliates) will be converted into the right to receive $14.20 in cash.

Consummation of the Merger will result in the Common Stock ceasing to be listed on the OTC bulletin board and the termination of the registration of such securities pursuant to the Securities Exchange Act of 1934. The Merger is subject to receipt of certain regulatory approvals and other customary conditions set forth in the Merger Agreement.

The preceding summary of certain provisions of the Agreement and Plan of Merger, a copy of which is filed as an exhibit hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended as follows:

To the best of the Reporting Parties’ knowledge based on information obtained from the Issuer, the aggregate number of shares of Common Stock of the Issuer outstanding as of March 25, 2003 is 1,113,677 shares. For purposes of determining the percentage ownership of the Reporting Parties, the number of warrants (105,000) owned by the Family Partnership and the number of stock options (14,490) owned by Mr. Schonath are considered as outstanding shares of Common Stock.

(a)-(b) As of March 25, 2003, each of the Reporting Parties had power to vote or dispose of the shares of Common Stock as follows:

	Shares					Sole	Shared
	Beneficially			Sole	Shared	Dispositive	Dispositive
Shareholder	owned		Percentage	Voting Power	Voting Power	Power	Power

Mr. Schonath	476,762	(1)	42.8%	473,302	0	473,302	0
The Family Partnership	237,943	(2)	21.4%	237,943	0	237,943	0
The 401(k) Plan	218,749		19.6%	215,289	0	215,289	0
Mr. Evans	242,178	(3)	21.8%	242,178	0	242,178	0
The EAS Trust	115,075		10.3%	115,075	0	115,075	0
The SES Trust	115,075		10.3%	115,075	0	115,075	0

(1)	Includes (a) 132,943 shares held directly in the name of the Family Partnership and 105,000 shares that can be purchased by the Family Partnership upon the exercise of a stock purchase warrant, which is currently exercisable, expires on September 6, 2004 and has an exercise price of $7.33 per share (the “Warrant”); (b) 3,916 shares owned beneficially and of record by Mr. Schonath; (c) 1,664 shares held in an individual retirement account for the benefit of Mr. Schonath; (d) 218,749 shares held in the 401(k) plan, of which Mr. Schonath is Trustee; and (e) currently exercisable options to purchase 14,490 shares of Common Stock, 4,150 of which have an exercise price of $6.75 per share and expire on January 2, 2006, 4,400 of which have an exercise price of $7.00 per share and expire on January 2, 2007 and 5,940 of which have an exercise price of $10.10 and expire on January 2, 2008.

(2)	Mr. Schonath, the Managing General Partner, has sole voting and dispositive power over such shares. Includes 132,943 shares held directly in the name of the Family Partnership and 105,000 shares that can be purchased upon the exercise of the Warrant.

(3)	Includes (a) 115,075 shares owned by the EAS Trust; (b) 115,075 shares owned by the SES Trust; (c) 10,375 shares owned beneficially and of record by Mr. Evans; and (d) 1,653 shares held in an individual retirement account for the benefit of Mr. Evans.

(c) During the past 60 days, the Reporting Parties effected the following transactions in shares of Common Stock:

Purchaser	Date	Number of Shares		Price per Share	Method of Purchase

Thomas Evans	3/25/03	70,422	(1)	$14.20	New subscription (see Item 4)
The EAS Trust	3/25/03	35,211		$14.20	New subscription (see Item 4)
The SES Trust	3/25/03	35,211		$14.20	New subscription (see Item 4)

(1)	Includes the 35,211 shares purchased by the EAS Trust and the 35,211 shares purchased by the SES Trust.

(d) None. (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended to add the following:

Except as described in Item 4 of this Amendment No. 6, to the best knowledge of the Additional Reporting Parties, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Additional Reporting Parties and any other person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1. Agreement to File Schedule 13D Jointly.

Exhibit 2. Subscription Agreement dated as of March 25, 2003, by and among the Company, Mr. Evans, not individually but as trustee of the EAS Trust, and Mr. Evans, not individually but as trustee of the SES Trust.

Exhibit 3. Agreement and Plan of Merger between the Company and Merger Sub (Incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K dated March 25, 2003 and filed with the SEC on March 26, 2003).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2003	/s/ GEORGE R. SCHONATH

George R. Schonath

Schonath Family Partnership, a limited partnership

	By:	/s/ GEORGE R. SCHONATH

George R. Schonath, Managing General Partner

Investors Bancorp, Inc. Employees’ 401(k) Retirement Plan

	By:	/s/ GEORGE R. SCHONATH

George R. Schonath, Trustee

/s/ THOMAS EVANS

Thomas Evans

Emily A. Schonath Irrevocable Trust, dated December 31, 1996

	By:	/s/ THOMAS EVANS

Thomas Evans, Trustee

Sarah E. Schonath Irrevocable Trust, dated December 31, 1996

	By:	/s/ THOMAS EVANS

Thomas Evans, Trustee

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)